UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): December 14, 2022

EUROPEAN BIOTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-40211

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

EPFL Innovation Park Building

1015 Lausanne

Switzerland

(Address of principal executive offices, including zip code)

+41 77 976 21 09

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	EBACU	The NASDAQ Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	EBAC	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	EBACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on October 17, 2022, European Biotech Acquisition Corp., a Cayman Islands exempted company (“EBAC”), entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with Oculis SA, a public limited liability company (société anonyme) incorporated and existing under the laws of Switzerland (“Oculis”).

In connection with the proposed business combination, EBAC and Oculis will host a joint analyst day on December 14, 2022 from 9:00 a.m. – 12:00 p.m. Eastern Time (the “Analyst Day”).

A copy of the materials that EBAC and Oculis to be presented at the Analyst Day is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing. In addition, the furnishing of this Item 7.01 of Form 8-K and Exhibit 99.1 will not be deemed an admission that such information includes material information that is not otherwise publicly available.

Forward-Looking Statements

The information in this Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “result,” “follow,” “to be,” “extend,” “shall,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Oculis’s and EBAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oculis and EBAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Oculis or EBAC is not obtained; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Oculis as a result of the announcement and consummation of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Oculis; the ability for Oculis Holding AG (“New Parent”) to meet stock exchange listing standards following the consummation of the proposed business combination; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Oculis’s ability to manage future growth; the effects of competition on Oculis’ future business; the amount of redemption requests made by EBAC’s public shareholders; the ability of EBAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries against Oculis or EBAC; and those factors discussed in EBAC’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, under the heading “Risk Factors” filed with the SEC on August 15, 2022, its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” the registration statement on Form F-4 filed by New Parent with the SEC (Registration No. 333-268201) (the “Registration Statement”) under the heading “Risk Factors” and other documents of EBAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EBAC nor Oculis presently know or that EBAC nor Oculis currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EBAC’s or Oculis’s expectations, plans or forecasts of future events and views as of the date of this Current Report. EBAC and Oculis anticipate that subsequent events and developments will cause EBAC’s or Oculis’s assessments to change. However, while EBAC and Oculis may elect to update these forward-looking statements at some point in the future, EBAC and Oculis specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EBAC’s or Oculis’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed business combination, New Parent has filed the Registration Statement which includes a proxy statement of EBAC and a prospectus of New Parent, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EBAC’s shareholders. Additionally, New Parent and EBAC will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of EBAC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the Business Combination Agreement.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

EBAC, Oculis and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from EBAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of EBAC’s shareholders in connection with the proposed business combination are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	EBAC and Oculis Analyst Day Presentation, dated December 14, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 14, 2022

EUROPEAN BIOTECH ACQUISITION CORP.

By:	/s/ Eduardo Bravo Fernandez de Araoz
Name:	Eduardo Bravo Fernandez de Araoz
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit 99.1 Rethinking Ophthalmology

Disclaimer (1 of 2) This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between European Biotech Acquisition Corp. (“SPAC”) and Oculis SA (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all-inclusive and none of SPAC, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation, and the information in this Presentation is subject to change. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SPAC, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. This Presentation supersedes all previous investor presentations delivered in connection with the Business Combination. You should only refer to the information in this version of the Presentation. Forward-Looking Statements These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” “poised,” “advance,” “reach,” “maintain,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of our preclinical studies, our clinical studies, our research and development programs, our regulatory strategy, our future development plans, our ability to advance product candidates into, and successfully complete, and the timing or likelihood of regulatory filings and approvals, as well as any statements regarding our ability to consummate the proposed Business Combination, are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the SPAC and the Company All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. These risks and uncertainties include changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that required shareholder approvals are not obtained. See the section entitled Risk Factors in the Registration Statement on Form F-4 filed with the SEC in connection with the proposed transaction. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. Copyright of this Presentation is owned by the Company. No part of this presentation may be reproduced in any manner without the permission of the Company. Strictly private and confidential 2 2 Commercially confidential information

Disclaimer (2 of 2) Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. This presentation concerns drugs that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Additional Information In connection with the proposed Business Combination, the parties have filed a Registration Statement with the SEC (File No. 333-268201) containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents which will be filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders can obtain copies of the preliminary proxy statement/prospectus and will be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: European Biotech Acquisition Corp., Johannes Vermeerplein 9, 1071 DV Amsterdam, Netherlands. Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC will be contained in SPAC’s final prospectus related to its initial public offering, which will be filed with the SEC and will become available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to European Biotech Acquisition Corp., Johannes Vermeerplein 9, 1071 DV Amsterdam, Netherlands. Additional information regarding the interests of such participants will be contained in the Registration Statement. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the Registration Statement. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the Strictly private and confidential 3 3 manner in which the proposed process is conducted. Commercially confidential information

Today's Agenda

Oculis

	Presenter(s)		Topic	Time
1	 Riad Sherif	 Eduardo Bravo	**Opening remarks & introduction to Oculis and European Biotech Acquisition Corp. (EBAC)**	09:00AM – 09:15AM
2	 Riad Sherif		**OCS-01 in diabetic macular edema (DME) and post-ocular surgery** ▪ Market opportunity ▪ Existing data and clinical development path ▪ Competitive landscape ▪ Q&A	09:15AM – 10:00AM
			Break	10:00AM – 10:15AM
3	 Riad Sherif		**Overview of OCS-02 in dry eye disease and uveitis** ▪ Market opportunity ▪ Existing data and clinical development path ▪ Competitive landscape ▪ Q&A	10:15AM – 11:00AM
4	 Riad Sherif		**Overview of OCS-05 in neuroprotection & product pipeline** ▪ Q&A	11:00AM – 11:20AM
			Break	11:20AM – 11:30PM
5	 Sylvia Cheung		**Financing history, intellectual property, and transaction overview** ▪ Q&A	11:30PM – 11:50PM
6	 Riad Sherif	 Eduardo Bravo	**Closing remarks**	11:50PM – 12:00PM

Riad Sherif: Chief Executive Officer, Oculis
Sylvia Cheung: Chief Financial Officer, Oculis
Eduardo Bravo: Chief Executive Officer at European Biotech Acquisition Corp

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Our Purpose To drive innovation to save sight and improve eye care Strictly private and confidential 5 5 Commercially confidential information

Executive summary: Uniquely positioned to build significant value

Oculis

Advanced and diversified product portfolio

- Advanced pipeline with 2 Phase 3 and 2 Phase 2b indications
- 10+ Innovative and differentiated clinical and preclinical programs

Poised to deliver innovative therapies

- 1st Retina eye-drop for Diabetic Macular Edema (DME)
- 1st Biologic eye-drop for Dry Eye Disease (DED)
  (upside potential from biomarker-driven precision medicine approach)
- 1st Neuroprotective agent for neuro-retina treatments

Significant commercial potential

- Targeting critical unmet needs in 3 major ophthalmology segments

Near-term value inflection points expected

2023

- OCS-01 Ocular Surgery Phase 3 readout
- OCS-01 DME Phase 3 (Stage 1) readout

2024

- OCS-01 Ocular Surgery NDA
- OCS-01 CME[1] PoC readout
- OCS-02 DED Phase 2b readout
- OCS-02 Uveitis Phase 2b readout
- OCS-05 AON[2] PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

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Addressing highly meaningful key unmet medical needs with 3 major innovations

Oculis

OCS-01: Optireach® enables eye drops for retinal disease



Cyclodextrin
Drug molecule
Single complex
Complex aggregate water-soluble nanoparticle

Phase 3 in DME and Ocular Surgery

Proprietary technology for front and back of the eye

Topical **Diabetic Macular Edema** treatment

OCS-02: Antibody fragment technology enables biologic eye drop



Regions that bind to neutralize TNFα
IgG
Fab
scFv

Phase 2b in Dry Eye Disease and Uveitis

Topical anti-TNFα for **severe Dry Eye Disease** with potential biomarker for precision medicines

OCS-05: Promising neuroprotective agent in clinical trial



To address neurological damage

Phase 1/2a in Acute Optic Neuritis, with multiple additional applications

SGK-2 activator with neuroprotective potential for **Glaucoma, Geographic Atrophy, Diabetic Retinopathy & Neurotrophic Keratitis**

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Oculis clinical stage candidates pipeline

Oculis

Innovative, diversified and late-stage pipeline

Product Candidate(s)	Investigational Indication(s)	Pre-clinical	Phase 1	Phase 2	Phase 3	Next Catalysts 2023	Next Catalysts 2024
OCS-01	DIABETIC MACULAR EDEMA					Ph3 Stage 1 readout	
	INFLAMMATION AND PAIN FOLLOWING OCULAR SURGERY					Ph3 readout	NDA
	CYSTOID MACULAR EDEMA						PoC readout
OCS-02	DRY EYE DISEASE						Ph2b readout
	UVEITIS						Ph2b readout
OCS-05	ACUTE OPTIC NEURITIS						PoC readout
	GLAUCOMA						
	NEUROTROPHIC KERATITIS						

OCS-01 is based on the OPTIREACH® technology, OCS-02 is a single chain antibody fragment (ScFv) against TNFα and OCS-05 is a SGK-2 activator peptidomimetic small molecule with novel MoA targeting the activation of the trophic factor pathways.

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Experienced leadership team with successful track record ü Over 200 years of cumulative experience at leading industry and drug development organizations ü Combined experience in drug development leading to approvals and launches with >40 drug products across the world ü Experience in managing and growing public companies and launching new classes of therapeutics ü Commitment to build an industry leader in ophthalmic innovation Riad Sherif Sylvia Cheung Pall Johannesson Thorsteinn Loftsson Joanne Chang Webb Ding Bastian Dehmel Gudrun Bachmann Marc Maderi Chief Executive Officer Chief Financial Officer Chief Strategy Officer CRTO & co-founder Chief Medical Officer China President Chief Dev. Officer CMC SVP Quality SVP Strictly private and confidential 9 9 Commercially confidential information

EBAC overview

Led by some of Europe's most experienced healthcare investors

Executive team

Eduardo Bravo
Chief Executive Officer



- Over 25 years of senior management and board experience in the biopharmaceutical sector
- Previously CEO at Nordic Nanovector, Cellerix and TiGenix (oversaw several financing rounds, IPO on Nasdaq in 2016 and acquisition by Takeda in 2018)
- Currently Chairman of the Boards at Vivet Therapeutics and Engitix Therapeutics, and a Board Member at Sutura Therapeutics



Koen Sintnicolaas
Chief Financial Officer



Gisela Wolf
Legal Counsel

Board (Lead, Manage, Develop)



Martin Kleijwegt
Chairman, Founder and Managing partner



Mark Wegter
Board member, Managing partner



Onno van de Stolpe
Independent Board Member Former CEO and Founder Galapagos



Volkert Doeksen
Independent Board Member Senior Advisor at The Carlyle Groups



Sam Fazeli
Independent Board Member Head of research EMEA at Bloomberg Intelligence, London

Support team



Geraldine O'Keeffe
Partner



Felice Verduyn
Partner

Broader EQT Life Sciences team

19	200+	26	17
PhDs and MDs	KOLs	Investment professionals	Years at LSP / EQT Life Sciences (partner average)

EQT Life Sciences (formerly LSP) is an affiliate of EBAC Sponsor (LSP Sponsor EBAC B.V.).

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Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision OCS-01 in OCS-01 in Diabetic Macular Diabetic Macular Edema (DME) Edema (DME) & Post Ocular Surgery (in High-Risk Patients) Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision OCS-01 in OCS-01 in Diabetic Macular Normal Diabetic Macular Edema (DME) Vision Edema (DME) Possible Effects of DME Normal Vision OCS-01 in 1 OCS-01 in Diabetic Macular Diabetic Macular Effects Edema (DME) Edema (DME) of DME 1 OCS-01 in Image: Source and Copyright: © 2022 by The Angiogenesis Foundation, Inc., All Rights Reserved. www.scienceofdme.org 1 Diabetic Macular Edema (DME) 1 1 1

OCS-01: Retina eye drop in Phase 3

Oculis

Retina eye drop in Phase 3	▪ Topical, non-invasive, self-administered treatment for DME in Phase 3 ▪ Well-differentiated potential treatment for inflammation and pain following ocular surgery in high-risk patients
High potential commercial impact	▪ Total addressable US patient population for DME ~ 1.2M [1][2] and for Ocular Surgery ~2M[3][4]
Positive Ph2 in both indications	▪ Phase 2 trials in DME and ocular surgery met pre-specified efficacy endpoints with statistical significance ▪ Positive EoP2 meeting validates Phase 3 design
Near-term value inflection points	▪ DME: Phase 3 Stage 1 readout expected mid-2023 ▪ Ocular Surgery: Phase 3 readout expected mid-2023

(1) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020
(2) Gonzalez et al. 2016, Early and long-term responses to Anti-VEGF therapy in DME: Analysis of protocol I Data
(3) Meddevicetracker, HPCUnet (Clearview forecast)
(4) ARVO Annual Meeting Abstract, June 2021, Hennings et al. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting

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Large aggregates
about 2-5 µm in diameter
Complex aggregate
water-soluble
nanoparticle
approx. 100 nm in
diameter
Single
complex
Drug
Cyclodextrin
(Metabolized to
glucose and maltose
in the tear film)
Tear film

Current Eye Delivery Limitations

Poor aqueous solubility of lipophilic drugs and Thermodynamic activity. The dissolved drug must possess high thermodynamic activity to partition from the aqueous tear fluid into the lipophilic membrane barriers.

Short contact time. About 50% of the tear film is replaced every 3 to 4 minutes: ocular surface washing.

Lipid membrane barrier. Drug molecules must be somewhat lipophilic for passive permeation through the lipophilic bio-membranes of the eye wall.

Oculis Innovation

High concentration gradient

Extended residence time

Biological permeation across membranes

[1]Loftsson, T. & Stefansson, E. Cyclodextrins and topical drug delivery to the anterior and posterior segments of the eye. International Journal of Pharmaceutics 531 (2017) 413-423.

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SNP Technology Pharmacokinetics Consistently delivers enhanced pharmacokinetics for front and back of the eye (2) (1) Greater concentration in the aqueous humor Greater concentration in the tear film OCS-01 ® Maxidex Concentration of dexamethasone (μg/ml) in the tear film DorzNP 3% dorzolamide SNP suspension after topical application of either one drop in humans (OCS- Trusopt® containing 2% dorzolamide solution. 01: 1.5% Dexamethasone) Single topical administration to rabbits (mean ± SD; n=6-8) 14 (1) Data on file (2) Johannesson et al. Kinetics of y-Cyclodextrin nanoparticle suspension eye drops in tear fluid, Acta Ophthalmologica 2014, pp550-556 Strictly private and confidential 14 Commercially confidential information

DME is a large and growing market with critical unmet needs Growing DME patient Only invasive Late start (1) population size treatments approved of treatment DME – Treatment rate and market size Global DME Patients (4) in G7 countries (US, EU5 and JP) (2) (7% of diabetics ) 2045 53m+ Undiagnosed $8bn (46%) 2021 1 High burden of treatment Untreated (58%) 37m Diagnosed Not appropriate for early 2 (54%) $6bn Treated (42%) intervention $3bn A leading cause of new cases of Compliance issues limit real Among treated patients, 3 (3) blindness in US adults world treatment outcomes ~40% have a suboptimal response (5) at 12 weeks (1) International Diabetes Federation – diabetesatlas.org Estimated diabetes around the world in 2021: 537m, reaching 783m in 2045 (2) Yau et al. Global Prevalence and Major Risk Factors of Diabetic Retinopathy, Diabetes Care 2012 Mar; 35(3): 556-564. (3) https://preventblindness.org/diabetic-macular-edema-dme/ 15 (4) DRG Diabetic Macular Edema / Diabetic Retinopathy Disease Landscape & Forecast 2020 Strictly private and confidential 15 15 (5) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data Commercially confidential information

Utility of invasive treatments is limited by compliance issues 14 20/40 or better 20/40 - 20/70 20/70 - 20/200 12. 11.4 12 12 VA improvement correlates with 10.2 § Number of injections; and 10 § Baseline vision 9 8 7.1 6 6 4 2 3.6 3.1 2.7 2.3 0 3 1 2 3 4 5 6 7 8 9 10 11 12 13 -2 -4 0 (2) (2) VIVID/VIST VIVID/VIST RISE/RIDE RESOLVE Insurance Kaiser Geisinger Integrated (1) (1) (3) A 2q4 A 2q8 claims, 2010 Permanente, Health Health # injections in first year of treatment -6 (4) 2008-2011 System, 2007- System, (5) (6) 2012 2007-2012 Anti-VEGF utilization in clinical trials Anti-VEGF utilization in clinical practice At 1 year, 28,658 patient eyes underwent a mean of 6.4 anti-VEGF Average 10.2 injections/year Average 2.9 injections/year injections, gaining a mean of +4.2 letters at 52 weeks (1) Brown 2013 (4) Fong 2017 (2) Berenberg 2016 (5) Holekamp 2018 (3) Kiss 2014 (6) Campbell 2014 Strictly private and confidential 16 16 Commercially confidential information Mean number of intravitreal injections over 12 months Mean VA change (letters)

OCS-01 | Current DME treatment paradigm leaves two patient segments undertreated and losing vision

Oculis

Patient presents with DME symptoms
Diagnosed by OCT[1]



24% DME recent onset [2]	43% DME with mild visual impairment [2]	33% DME with moderate to severe visual impairment [2]

DME Disease Progression and Treatment Landscape

Current Treatment	*1st line* Observation → Laser	*1st line* Anti-VEGF → Laser / Steroid implant
Unmet Needs	**Early Onset Intervention** ▪ Physician's decision not to treat due to lack of appropriate treatment ▪ ~ 19% of patients with good vision experience deterioration by ≥ 5 letters over 2 years[3] ▪ Potential for strong uptake/compliance given next step of invasive treatments	**Complementary Non-invasive Treatment** ▪ Suboptimal response: Only 40% of patients respond adequately to anti-VEGF[4] ▪ Anti-VEGF use in clinical practice only ~30% of use in clinical trials[5] ▪ Patients not able to receive injections

Addressable US patient population: 1.2 million[4][6]

(1) Optical coherence tomography (OCT) imaging
(2) Baseline Demographics and Clinical Characteristics of Treatment-Naive Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org
(3) Baker, Carl W., et al. "Effect of initial management with aflibercept vs laser photocoagulation vs observation on vision loss among patients with diabetic macular edema involving the center of the macula and good visual acuity: a randomized clinical trial." Jama 321.19 (2019): 1880-1894
(4) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data
(5) Kiss 2014 ; Berenger and Kiss, Feb. 2016, Real-world Utilization of VEGF agents (DME section), Review of Ophthalmology https://www.reviewofophthalmology.com/article/realworld-utilization-of-antivegf-agents
(6) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020

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Commercially confidential information

17

OCS-01 | Phase 3 eye drop for DME

Oculis

Unique product candidate

OCS-01 is a unique high-concentration nanoparticle formulation of Dexamethasone (15mg/ml)



Cyclodextrin
Drug molecule
Single complex
Complex aggregate
Water-soluble nanoparticle

Positive results in exploratory and Phase 2 studies in DME

DME Exploratory 1[(1)]
19 pts Tanito Study
successfully completed

DME Exploratory 2[(2)]
22 pts Ohira Study
successfully completed

DME Phase 2[(3)]
144 pts
Randomized & double-masked
successfully completed

Phase 3 program initiated after positive Phase 2 results and EoP2 meeting

Patient Case (Phase 2 DX211)[(4)]

OCS-01 showed biological effect in CMT[(5)] reduction and BCVA[(6)] improvement

Age	55
Treatment Group	OCS-01
DME Dur.	4 m
Prior DME Tx	No
Baseline CMT[(5)]	765
Week 12 CMT[(5)]	328
Baseline BCVA[(6)]	40
W12 BCVA[(6)]	56



Baseline
Week 12

(1) Investigator-initiated, open-label, single-center study. Tanito M, et al. Invest Ophthalmol Vis Sci. 2011;52:7944-7948
(2) Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615
(3) Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel PU)
(4) The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami (Dugel PU)
(5) Central macular thickness (CMT)
(6) Best-corrected visual acuity (BCVA)

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Commercially confidential information
18

OCS-01 | DME DX-211 study design

Oculis

Study objective:

Test OCS-01 efficacy and safety in all-comer DME patients

Design:

- Multicenter, randomized, double-masked, vehicle-controlled
- 144 subjects
- OCS-01 compared to vehicle (2:1)

Key Enrollment Criteria:

- ETDRS BCVA letter score between 73 and 24
- CMT of ≥ 310 µm



Randomization
OCS-01
Vehicle
12 weeks
3x/day
3x/day
Primary endpoint
4 weeks
Observation
Observation

Key Endpoints:

- Mean change in BCVA vs. baseline at 12 weeks
- Mean change in central retinal thickness (CMT) as assessed by SD-OCT at weeks 2, 4, 8, 12, and 16 compared to baseline
- Adverse events

Execution:

- FDA advice-based, adequate and well-controlled, full GCP, Oculis sponsored study
- Experienced global CROs (ORA, Parexel) & Leading OCT center: Bern University Hospital

Strictly private and confidential
Commercially confidential information
19

OCS-01 Positive Phase 2 DME study with 144 patients Statistically significant results in CMT and BCVA Mean CMT (Central Macular Thickness) Mean BCVA (Best Corrected Visual Acuity) (1) (1) change from Baseline at week 12 change from Baseline at week 12 0 4 -15 3 2.62 -20.06 -30 2 1.04 -45 1 -60 0 -56.83 OCS-01 (n=99) Vehicle (n=45) OCS-01 (n=99) Vehicle (n=45) Significant difference 1.58 letters (95% CI -1.12, 4.28); Significant difference -36.77 µm (95% CI -68.74, -4.80); p=0.1258 per pre-specified statistical model p=0.0123 per pre-specified statistical model (1) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami. Note: Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.) Strictly private and confidential Note: ITT population, observed data only. CMT: Central Macular Thickness, BCVA: Best Corrected Visual Acuity. 20 20 Commercially confidential information LS mean change in CMT (µm) Change from baseline in BCVA (ETDRS Letters)

OCS-1 was well tolerated Increased IOP consistent with dexamethasone mechanism and always reversible as seen in the trial OCS-01 Vehicle (1) Safety Results (n=99) (n=45) Patients n (%) Patients n (%) ≥1 Ocular treatment-emergent ADR 32 (32.3) 9 (20.0) Increased intraocular pressure (IOP) 21 (21.2) 0 Eye irritation 3 (3.0) 0 Ocular hypertension 3 (3.0) 0 Cataract subcapsular 1 (1.0) 1 (2.2) Eyelid erythema 1 (1.0) 1 (2.2) Ocular hyperaemia 1 (1.0) 1 (2.2) Posterior capsule opacification 1 (1.0) 1 (2.2) Loss in BCVA ≥ 15 Letters in BCVA 1 (1.0) 1 (2.2) (1) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami. Note: Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.) Strictly private and confidential Note: ITT population, observed data only. 21 21 Commercially confidential information

OCS-01 | DME Phase 2: Higher response in both (1) endpoints in typical Phase 3 population Mean CMT change among patients with Mean BCVA change among patients BCVA gain of at least 15 letters among baseline BCVA ≤ 65 at Week 12 with baseline BCVA ≤ 65 at week 12 patients with baseline BCVA ≤ 65 at week 12 6 OCS-01 (n = 45) Vehicle (n = 14) 20 OCS-01 (n = 45) Vehicle (n = 14) OCS-01 (n = 45) Vehicle (n = 14) 10% 9% 5 0 3.8 8% 4 -20 -23.1 6% 3 -40 2 4% -60 0.9 1 2% -80 -77.4 0% 0 -100 0% § More pronounced results were achieved among patients who entered the trial with worse visual acuity at baseline Baseline vision (BCVA ≤ 65 ETDRS) for planned OCS-01 Phase 3 studies in DME – confirmed by FDA in EoP2 meeting § Effect incorporated into ongoing Phase 3 DIAMOND trial in which a baseline BCVA score of less than or equal to 65 ETDRS, but equal or greater than 24 ETDRS, are the inclusion criteria § The trial design of DIAMOND was reviewed by the FDA as part of the End-of-Phase 2 meeting with the agency (1) Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami. Strictly private and confidential 22 22 Note: ETDRS: Early Treatment of Diabetic Retinopathy Study. Commercially confidential information Mean (± SD) Change in CMT From Baseline (μm) Mean Change in BCVA From Baseline (ETDRS Letters) BCVA gain of at least 15 letters (Percentage of patients)

OCS-01 | Data support OCS-01 to meet two treatment gaps in DME

Oculis

A potential versatile and effective option to treat DME patients

Patient presents with DME symptoms
→ Diagnosed by OCT



24% DME recent onset (1)

43% DME with mild visual impairment (1)

33% DME with moderate to severe visual impairment (1)

OCS-01 Topical Treatment Covers Entire Continuum of DME Care

Expands patient and prescriber base

Physicians

General Ophthalmologist & *Retina Specialists*

Early intervention
addresses retinal edema

Standalone/Combination treatment
as complementary alternative to anti-VEGF injection

Change in OCT among patients with baseline BCVA > 65[2]



Mean (± SD) Change in CMT From Baseline (μm)
-40
-90
-41.9
-10.6
OCS-01 (n = 47)
Vehicle (n = 28)

Change in OCT & BCVA among patients with baseline BCVA ≤ 65



Mean Change in BCVA From Baseline
6
5
4
3
2
1
0
3.8
0.9
OCS-01 (n = 45)
Vehicle (n = 14)
Mean Change in CMT From Baseline (μm)
0
-20
-40
-60
-80
-100
-77.4
-23.1

(1) Baseline Demographics and Clinical Characteristics of Treatment-Naïve Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org
(2) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami.

Strictly private and confidential
Commercially confidential information

23

OCS-01 | Phase 3 DME study post positive EoP2 FDA meeting

Protocol with loading dose & enriched population to drive probability of success

Successful EoP2 meeting with FDA for Phase 3 program

Phase 3 study design:
- Multicenter, randomized, double-masked, vehicle-controlled
- Stage 1: selection of dose regimen with better efficacy, patient enrollment target: 132
- Stage 2: two global Phase 3 with ~350-450 pts each

Primary Endpoints (EoP2 meeting w/FDA) :
- Mean change in BCVA vs baseline at 52 weeks

Key Secondary Endpoints:
- Mean change in central retinal thickness assessed by SD-OCT
- % of patients with +15 ETDRS letters vs baseline

Key Enrollment Criteria:
- Diabetes mellitus 1 and 2
- ETDRS BCVA letter score between 65 and 24
- Macular thickness (CST) of ≥ 310 µm



Stage 1
6 weeks
6weeks
Screening
6x/day
3x/day
6x/day
3x/day
Randomization
2:1
End of treatment
Stage 1
Dose and
sample size
selection
Stage 2
52 weeks
Selected dose regimen
Matching vehicle
End of trial
OCS-01
Vehicle

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Commercially confidential information
24

OCS-01 in Ocular Surgery provides unique medical profile in high-risk patients

Oculis

Ocular Surgery Market

U.S. Ocular Anterior Procedures[1] (M) 2019-2037



~10M total procedures in 2037
7.8
5.0
0.8
0.6
0.4
0.2
0
0.7
0.4
0.1
Cataracts
Lasik
Vitrectomy
Glaucoma
Corneal Transplant
PRK
2019
2037

OCS-01 1x/day highly effective and safe in treating inflammation and pain

Skyggn: 150 patient Phase 2 Study results[2]

	Active Arm vs vehicle
ZERO INFLAMMATION D15	**51%** vs 20% p-value: 0.0009
PAIN FREE D4	**73%** vs 45% p-value: 0.0049

Cystoid Macular Edema (CME), the most significant cause of postoperative vision loss after ocular surgery[5]

- Up to 56% of high-risk patients may experience clinically significant CME following ocular surgery[5]. Clinically significant CME occurs in up to 5.8% of cataract surgeries[5]
- **Approximately 30% of patients** who undergo ocular surgery have **higher risk of CME**, including patients with diabetes, uveitis and other risk factors[3]

Addressable US patient population: 2 million[1][3]

(1) Meddevicetracker, HPCUnet (Clearview forecast)
(2) Data on file, Skyggn phase 2 study
(3) ARVO Annual Meeting Abstract, June 2021, Hennings et al. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting
(4) https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5790635/
(5) https://crstodayeurope.com/articles/2013-julaug/prevention-of-cme-after-cataract-surgery

Strictly private and confidential
Commercially confidential information
25

OCS-01 | SKYGGN (DX-216) Study (1) Cross-trial comparison of OCS-01 SKYGGN vs. FDA approved treatments Active ZERO INFLAMMATION D15 PAIN FREE D4 Source Dosing Ingredient % Drug vs vehicle % Drug vs vehicle Active Arm vs Active Arm vs OCS-01 Delta vs vehicle Delta vs vehicle vehicle vehicle SKYGGN Dexamethasone 1x/day Phase 2 1.5% 51% vs 20% 73% vs 45% +31% +28% (2) Study p-value: 0.0009 p-value: 0.0049 Active ZERO INFLAMMATION D15 PAIN FREE D4 Source Dosing Ingredient % Drug vs vehicle % Drug vs vehicle Loteprednol 2x/day 50% vs 27% +23% 43% vs 25% +18% Phase 3 1% (Inveltys) study results / FDA Difluprednate 4x/day 41% vs 12% +29% 45% vs 25% +20% labels of 0.05% (Durezol) approved Loteprednol treatments 3x/day 47% vs 25% +22% 72% vs 50% +22% 0.38% (Lotemax SM) (1) FDA labels for Inveltys , Lotemax SM ( Fong R Ophthalmol.2019) and Durezol; Skyggn Trial Oculis / Different studies; Not a direct comparison. (2) Data on file, Skyggn phase 2 study Strictly private and confidential 26 26 Commercially confidential information

OCS-01 | Cystoid Macular Edema Pilot studies support CME treatment/prevention potential of OCS-01 (1)(2) Two pilot studies (11 eyes in 8 patients) Case study Fully restored anatomy after 8 weeks treatment for OCS-01 in CME & vitritis in intermediate/ posterior uveitis demonstrated improved Baseline vision and restored anatomy: § CMT (from 486 µm to 339 µm); § Visual acuity (logMAR from 0.2 to 0.1); and § Vitreous haze (+1.5 to +0.5) 8 weeks Next Steps: § Proof-of-concept study to be conducted to confirm CME role § Data readout expected in 2024 27 (1) Krag et al., Acta Ophthalmol. 2014 Strictly private and confidential (2) Shulman et al., Acta Ophthalmol. 2015 27 Commercially confidential information

OCS-01 1x/day showed statistically significant reduction in inflammation and pain post ocular surgery in a Phase 2 study

Oculis

DX-216 Phase 2 study design[1]

- Vehicle-controlled, randomized, multi-center clinical trial in the US
- Screening criteria: an anterior chamber cell count of grade 2 or higher (an indication of intraocular inflammation)
- 153 subjects
- Cohorts:
  - OCS-01, 1-2x/day
  - Vehicle, 1x/day
- Treatment administered for 15 consecutive days followed by 1 week observation period

Primary endpoints:

- Absence of anterior chamber cells at Day 15
- Absence of pain at Day 4

Secondary endpoints:

- Absence of anterior chamber cells at Days 4 and 8
- Absence of pain at Days 2, 8, and 15

OCS-01 1x/day resulted in statistically significant effect in inflammation and pain reduction

Skyggn: 153 patient Phase 2 study results[1]

	Active Arm vs Vehicle
ZERO INFLAMMATION D15	**51%** vs 20% p-value: 0.0009
PAIN FREE D4	**73%** vs 45% p-value: 0.0049

Ocular surgery development

- ✓ Positive Phase 2 Skyggn study largely de-risks Phase 3 program[1]
- ✓ Phase 3 study is to be conducted in US sites
  - 1x/day OCS-01 vs vehicle
  - Design similar to Skyggn study
  - Recruitment started in June 2022
  - Readout expected around mid 2023 supporting NDA submission

Launch platform for OCS-01

- ✓ Approval in Ocular Surgery would provide earlier market access for OCS-01
- ✓ CME role provides unique medical & access profile

OCS-01 was well tolerated in this trial. No serious ocular or system AEs were reported, and rate of non-serious AEs appeared to be largely procedure related. No patient displayed IOP of ≥ 30mmHg or a change in IOP of ≥ 10mmHg from baseline

(1) Data on file, Skyggn phase 2 study

Strictly private and confidential
Commercially confidential information
28

OCS-01 | Phase 3 study in post-cataract patients Phase 3 study evaluating efficacy and safety of OCS-01 once daily for the treatment of inflammation and pain following cataract surgery Primary Objective : Key Enrollment Criteria: Design: To evaluate the efficacy and safety of OCS-01 once § Planning to undergo unilateral § Randomized, double-masked, vehicle- a day (QD) compared to placebo (vehicle) in the cataract extraction and controlled study treatment of inflammation and pain following artificial lens implantation § 240 subjects (1:1) cataract surgery: § Signs of inflammation post- • Absence of inflammation at Day 15 surgery • Absence of pain at Day 4 2 weeks 1 week OCS-01 QD Follow-up Screening Placebo (vehicle) QD Follow-up Surgery day Drug administration starts on Day 1 after cataract surgery Randomization Strictly private and confidential 29 29 Commercially confidential information

OCS-01 Recap | Phase 3 retina eye-drop

Oculis

Retina eye drop in Phase 3	▪ Phase 3 Eye drop in DME with unique match with two critical unmet medical needs: early intervention & treated patients with inadequate response ▪ A leading Ocular Surgery treatment with 1x/d dosing, combined with potential CME improvement as unique differentiation
High potential commercial impact	▪ Expands DME patient and prescriber base; enables general ophthalmologists to treat retina ▪ Total addressable US patient population for DME ~ 1.2M [1][2] and for Ocular Surgery ~2M[3][4]
Positive Ph2 in both indications	▪ DME: CMT & BCVA endpoints reached with statistical significance in Ph2 with 144 patients[5] ▪ Ocular Surgery: Phase 2 data shows potential for best-in-class profile for inflammation and pain after ocular surgery, with 1x daily dosing[6] ▪ Positive EoP2 meeting validates DME Phase 3 design which further de-risks program via patient population enrichment & loading dose / dose-selection stage
Near-term value inflection points	▪ DME: Phase 3 Stage 1 readout expected mid-2023 ▪ Ocular Surgery: Phase 3 readout expected mid-2023

(1) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020(1)
(2) Gonzalez et al. 2016, Early and long-term responses to Anti-VEGF therapy in DME: Analysis of protocol I Data
(3) Meddevicetracker, HPCUnet (Clearview forecast)
(4) ARVO Annual Meeting Abstract, June 2021, Hennings et al. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting
(5) Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.)
(6) Data on file, Skyggn phase 2 study

Strictly private and confidential
Commercially confidential information

30

Q&A 31

OCS-02 in Dry Eye Disease & Uveitis 32

OCS-02 First anti-TNFα eye drop for DED & Uveitis

First biologic eye drop in DED	▪ Next gen. ophthalmic anti-TNFα to directly address core inflammation in DED & Uveitis
High potential commercial impact	▪ Total addressable US patient population for DED: ~10M[1]
Positive Ph2 in both indications	▪ 3 clinical Phase 2 studies showed statistically significant reduction in symptoms and well-tolerated profile of OCS-02 in DED and Uveitis
Upcoming value inflection milestones	▪ DED: Phase 2b readout expected in 2024 ▪ Uveitis: Phase 2b readout expected in 2024

(1) DED Disease and Landscape – DRG Report, Dec. 2020

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Commercially confidential information
33

OCS-02 | DED is a large & growing market opportunity

Oculis

Underpenetrated with very few patients experiencing lasting relief

Dry Eye Rx drug market in G7 countries in 2019[1]



Corticosteroids (ophthalmic), 3%
Secretagogues, 5%
Aqueous supplements, 0%
LFA-1 Antagonists, 20%
Mucolytics, 0%
~$4bn
in 2019
Calcineurin inhibitors (Ophthalmic), 72%

Significant market opportunity

- Large and growing market forecasted to reach $7.3bn in 2029[1]
- Underpenetrated with only 9% of diagnosed patients in the US receiving treatment[1]
- Despite current options, an under-addressed patient population with only 13% of patients achieving lasting relief[2]
- For those treated, the vast majority are receiving anti-inflammatory drugs[1]
- Next generation anti-inflammatory drug with novel MoA remains a key unmet medical need for DED[1]

(1) DRG Dry Eye Disease Landscape and Forecast 2020
(2) Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops

Strictly private and confidential
Commercially confidential information
34

OCS-02 | Ocular surface inflammation, a central role in DED (1)(4) Current understanding of DED has advanced The vicious circle of DED TFOS DEWS II (2020) recognizes the etiological role of ocular (2,3) surface inflammation and damage in DED DED is initiated by desiccating stress and perpetuated by a (3) vicious circle of ocular surface inflammation Inflammation rapidly takes on a central role in sustaining the (4) pathological state Tears from dry eye patients contain significantly increased concentrations of inflammatory cytokines such as TNFα (5) showing correlation to severity of the disease OCS-02 to provide next generation (biologic) anti-inflammation treatment in ophthalmic context (1) Baudouin C, Aragona P, Messmer EM, et al. Role of hyperosmolarity in the pathogenesis and management of dry eye disease: proceedings of the OCEAN group meeting. Ocul Surf, 2013;11:246-258. (2) TFOS DEWS II Definition and Classification report, The Ocular Surface 15 (2017), 276-283 (3) TFOS DEWS II Pathophysiology report The Ocular Surface 15 (2017) 438-510 (4) Baudoin C. Dry Eye Disease, the complex interactions of vicious cycles. EuDES European Dry Eye Society https://www.dryeye-society.com/resources/dry-eye-disease-complex-interactions-vicious-cycles (5) Massingale et al. 2009, Analysis of Inflammatory Cytokines in the Tears of Dry Eye Patients, CORNEA, October 2009, Vol. 28 Issue 9, p 1023-1027 Strictly private and confidential 35 35 Commercially confidential information

OCS-02 | First and only topical treatment candidate based on anti-TNFα antibody fragment

Clinically proven MoA with potential transformative impact in ocular diseases of inflammation

Topical Biologic Candidate

OCS-02 is an anti-TNFα antibody fragment formulation with potential to become the first approved topical biologic for DED

✓ **Clinically proven MoA**

Anti-inflammation and anti-necrosis MoA already approved as systemic treatment for ocular disease and with transformative impact in other areas

✓ **Enhanced ocular penetration**

Lower molecular weight allowing for enhanced ocular penetration and higher concentration

✓ **Proprietary genetic biomarker**

Associated with OCS-02 response highlighting the opportunity for a precision treatment in DED

Innovative Antibody Fragment Technology



IgG
Fab
scFv*
(OCS-02)
Regions that bind to neutralize TNFα
Standard antibody frameworks
Framework for OCS-02 optimized for stability and other drug-like properties
149 kDa
48 kDa
26 kDa

Strictly private and confidential
Commercially confidential information
36

OCS-02 | Anti-TNFα biologic eye drop, intended to address large unsatisfied market

Oculis

Positive Phase 2 / PoC in DED and Uveitis	Advancing into Phase 2b for both indications	Significant Market Opportunity
DED#1 85 pts Phase 2 POC successfully completed	**Dry Eye Disease** Advance OCS-02 in Phase 2b to evaluate signs in DED (with secondary endpoint in symptoms)	The potential to become the FIRST precision medicine in Dry Eye Disease – de-risks clinical trial and creates potential market pricing upside
DED#2 131 pts Phase 2 POC successfully completed	Stratification to validate genetic biomarker in severe DED population	A unique benefit in DED given its multifactorial nature and heterogenous patient population
Uveitis 35 pts Phase 2 POC successfully completed	**Uveitis** Advance OCS-02 in Phase 2b as steroid-sparing alternative for chronic and recurring Non-Infectious Anterior Uveitis	Addressable US patient segment for DED: **~10M**(1)

(1) DED Disease and Landscape – DRG Report, Dec. 2020

Strictly private and confidential
Commercially confidential information
37

OCS-02 | Phase 2a study in DED A multi-center, randomized, double-masked, vehicle-controlled, proof-of-concept study evaluating efficacy of OCS-02 for the treatment of signs and symptoms of DED Objectives: Phase 2a study design: Key Enrollment Criteria: § To assess the safety and tolerability of OCS- § Randomized, double-§ Subjects with history of DED for 6 mths 02 and its efficacy in reducing DED symptoms masked, vehicle-controlled § Must use artificial tears, gels, lubricants study or re-wetting drops on a regular basis Endpoint: § Multi-center, 10-week § ETDRS BCVA ≥ 55 letters § Primary: improvement in global ocular § Hyperemia score ≥ 1 on McMonnies discomfort Score redness photographic reference scale in § Secondary: % of patients with more than 20 at least 2 out of 4 quadrants points improvement in the global ocular discomfort score 2 weeks, all subjects 6 weeks 4 weeks OCS-02 3x/day (TID) Follow-up Screening Artificial tears Identified subjects with persistent, frequent and Vehicle (TID) Follow-up severe ocular discomfort despite the use of artificial tears Randomization Strictly private and confidential 38 38 Commercially confidential information

OCS-02 | Phase 2a positive results in DED

Oculis

Proof-of-Concept Phase 2 trial evaluating symptoms demonstrated statistically significant reduction in symptoms and well-tolerated profile[1]

Full study population



Points
0
-4
-8
-12
Reduction in global ocular discomfort score
Vehicle
OCS-02
P=0.04

	OCS-02	Vehicle
N	67	64

High responders



%
P=0.02
20
10
0
% Pts with > 20 points improvement
5%
(3/64 pts)
Vehicle
OCS-02

Safety Results	OCS-02 (n=69) Patients n (%)	Vehicle (n=65) Patients n (%)
Treatment emergent Ocular AE ≥ 1%		
Dry eye	2(2.9)	0 (0.0)
Eye pruritus	2(2.9)	0 (0.0)
Conjunctival haemorrhage	0(0.0)	1 (1.5)
Conjunctivitis	1 (1.4)	0 (0.0)
Eye discharge	1 (1.4)	0 (0.0)
Eye pain	1 (1.4)	0 (0.0)
Lacrimation increased	1 (1.4)	0 (0.0)
Retinal haemorrhage	1 (1.4)	0 (0.0)
Vitreous degeneration	0 (0.0)	1 (1.5)
Vitreous floaters	1 (1.4)	0 (0.0)

Consistent results in a previous study[2] with fast onset at day 14 reaching and maintaining statistical significance
Statistical significance reached in both all-comers and biomarker / high responders

(1) Predecessor of OCS-02 (LME636)
(1) Note: Presented at ARVO 2021 by KOL (Perez V.)
(2) Phase 2a study in acute anterior uveitis; data presented at ARVO, 2021 by KOL (Galor A.)

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OCS-02 | Biomarker identified for high responders – potential for precision medicine approach Genetic biomarker for OCS-02 response Association between gene variants and global Pre-specified exploratory pharmacogenetic analysis focused on ocular discomfort score at treatment day 29 was the genes relevant to TNF pathway and Sjogren’s syndrome tested: § Among the gene variants tested, one variant 25 out of 4 showed significant effect on the High responders: VAS change from baseline >20 15 response to OCS-02. 5 -5 § Patients with this gene variant tended to have -15 larger improvement vs other p < 0.0001 -25 -35 # subj. (%) VAS >20 § Oculis is planning to further validate OCS-02 -45 -55 biomarker in the upcoming Phase 2b study OCS-02 12 (18%) -65 -75 Vehicle 3 (5%) Successful Phase 2b will support advancement -85 to Phase 3 while evaluating the potential for a *P=0.018 -95 precision medicine for DED Full analysis set -105 Presented at ARVO 2021 by KOL (Perez V.) Strictly private and confidential 40 40 Commercially confidential information Change from Baseline

OCS-02 | Genetic biomarker correlated with TNFα mRNA expression Enables de-risking of program and potential commercial upside § Significant reduction of anti-inflammatory IL1B IL8 TNFα factors IL1B, IL8, and TNFα was observed in LML636 - IL1B mRNA expression LML636 - IL8 mRNA expression OCS LML -636 02 - TNFα mRNA expression 300 60 40 patients with SNP rs1800693 CC genotype 30 240 40 20 180 20 and treated with OCS-02 10 120 0 0 60 -20 -10 0 CC (n=3) CC (n=3) -20 CC (n=3) -40 -60 LME636 -30 -60 -120 CT (n=23) CT (n=24) CT (n=23) -40 -80 -180 -50 TT (n=13) TT (n=13) TT (n=13) -240 -100 -60 § High correlation with the biomarker and TNFα -300 -120 -70 Baseline Day 29 Day 43 Baseline Day 29 Day 43 Baseline Day 29 Day 43 mRNA expression Treatment days Treatment days Treatment days Vehicle - IL1B mRNA expression Vehicle - IL8 mRNA expression Vehicle - TNFα mRNA expression § Phase 2b planned for further validation 300 60 40 30 240 40 20 180 20 10 120 0 0 60 -20 -10 0 CC (n=7) CC (n=7) -20 CC (n=7) -40 Vehicle -60 -30 -60 § Biomarker / precision medicine approach -120 CT (n=17) CT (n=17) CT (n=17) -40 -80 -180 -50 TT (n=15) TT (n=15) TT (n=15) -240 -100 -60 provides potential to de-risk Phase 3 -300 -120 -70 Baseline Day 29 Day 43 Baseline Day 29 Day 43 Baseline Day 29 Day 43 probability of success and potential for Treatment days Treatment days Treatment days commercial upside in DED * Mixed model repeated measure analysis Presented at ARVO 2021 by KOL (Perez V.) Strictly private and confidential 41 41 Commercially confidential information Change from baseline (%) Change from baseline (%) Change from baseline (%) Change from baseline (%) Change from baseline (%) Change from baseline (%)

OCS-02 | Phase 2b study in Chronic Uveitis

A Multi-center, Randomized, Parallel-Group, Single-Masked Study Evaluating the Safety and Efficacy of OCS-02 for the Treatment of Chronic Uveitis in Subjects Treated with Steroids

Objectives:

- Compare efficacy of OCS-02 vs steroids in maintenance therapy of chronic uveitis.
- Approximately 40 subjects

Key Enrollment Criteria:

- Chronic uveitis patients aged 12-65
- Treated with steroids
- Controlled disease activity ('controlled' is defined as 0-1 score on SUN scale)

Endpoints:

- Primary Efficacy: proportion of subjects not experiencing worsening in uveitis activity defined as 2-step increase in score on SUN scale
- Safety: IOP, AEs, change in visual acuity

Dosing (treatment arm):

- Period One (Adjustment, 3 weeks): steroid is withdrawn progressively in combination with OCS-02 8 drops/day added at Day 1
- Period Two (OCS-02 Mono-therapy period, 5 weeks): compare efficacy between treatment



OCS-02 8x/day
Screening
R
Adjustment period (3 weeks)
Mono-therapy period (5 weeks)
Continuation of steroid regimen
Day 1

Confidential

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OCS-02 | Current DED treatment paradigm and unmet needs

DED Progression and Treatment Landscape

Current Treatment

1st line Behavioral Changes

- Artificial Tears / OTC Products
- Lid Hygiene

2nd line Treatment

- Cyclosporin
- LFA-1 inhibitor
- Corticosteroid
- Cholinergic Agonist
- Other

(Steroids, antibiotics, tear-conserving interventions)

3rd line Treatment

- Punctal Plugs
- Other

(Scleral contact lenses, moisture chamber spectacles, Lipiflow, autologous serum, et)

Unmet Needs

- Despite current options, an **under-addressed patient population** with only 13% of patients achieving lasting relief[(2)]

Addressable US patient population: ~10 million[(1)]

Source: Physician Interviews; ClearView Analysis.
(1) *GlobalData - Dry Eye Syndrome Global Drug Forecast and market analysis to 2026*
(2) Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops

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OCS-02 | Uveitis unmet need and market opportunity

Oculis

Chronic/recurrent patients have the greatest unmet medical need

Non-Infectious Uveitis Epidemiology



U.S. Patients (K)
400
300
200
100
0
81% of NIU are anterior segment(2)
311(1)(2)
252
51% of uveitis patients are either chronic or recurrent(3)
About 30% experience steroid related SE(4)(5)
128
39
NIU
Ant. Uveitis
Chronic or recurrent
Patients with SE

OCS-02 completed positive Phase 2a with topical biologic in Anterior Uveitis

Phase 2 POC Study[6]

- OCS-02 reached its endpoint with statistical significance in a Phase 2 POC study in acute Uveitis

56% Responders at Day 22 (Primary endpoint)

- No significant ocular or non-ocular safety findings
- Lasting effect observed after end of treatment

Widespread willingness to Rx OCS-02 given non-steroidal & topical profile[7]

Future Treatment Paradigm with OCS-02[7]



Anterior Uveitis Patient
1L
Physicians anticipate sequencing OCS-02 after topical steroids
Topical Steroid (e.g., prednisolone)
OCS-02
Oral Steroid (e.g., prednisone)
Steroid Injection (e.g., Ozurdex)
2L
Additionally, patients non-responsive to systemic steroids may be candidates for OCS-02
Immuno-suppressors (e.g., methotrexate)
3L
Biologics (e.g., Humira)

(1) 2020 US adult population (258.3 million): https://www.census.gov/library/stories/2021/08/united-states-adult-population-grew-faster-than-nations-total-population-from-2010-to-2020.html#:~:text=In%202020%2C%20the%20U.S.%20Census,from%20234.6%20million%20in%202010
(2) Prevalence of Non-Infectious Uveitis (121 per 100,000): Thorne. JAMA Ophth. 2016
(3) Acharya. JAMA Ophthal. 2013;131(11):1405
(4) https://www.college-optometrists.org/clinical-guidance/clinical-management-guidelines/glaucoma_steroid
(5) https://www.ncbi.nlm.nih.gov/books/NBK430903/
(6) Phase 2 POC study with OCS-02 in Acute Anterior Uveitis (data on file & presented at ARVO 2021)
(7) Interviews with physicians, Clearview market research

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OCS-02 | Steroid Sparing Non-Infectious Anterior Uveitis Phase 2 results met endpoints with a lasting effect after the end of the treatment Target Profile Steroid sparing treatment for non-infectious anterior uveitis § Address unmet need with no current topical options beyond steroids Value Proposition § Need for efficacious, safe, and convenient option for steroid sparing patients before going to systemic steroid or Immuno suppressors treatments Efficacy • Positive POC with Efficacy Results: 56% Responders at Day 22 vs prespecified Target of 30% • Lasting effect observed after end Safety and Efficacy of treatment • Excellent tolerability profile with no significant ocular or non-ocular safety findings 45 Strictly private and confidential 45 45 Commercially confidential information

OCS-02 | Phase 2b study in non-infectious anterior uveitis Primary Endpoints: Key Enrollment Criteria: Phase 2b study design: § Absence of anterior chamber cells (i.e. score of § Multicenter study§ Non-infectious chronic zero) at Visit 5 (Day 29) anterior uveitis in at § 8-week study in 60-100 patients least 1 eye Key Secondary Endpoints: § Overlap period between steroid § TBD § Mean difference in IOP between treatment arms and OCS-02 at Day 29 § Change from baseline of BCVA as measured on the ETDRS chart 8 weeks TBD OCS-01 3x/day Follow-up Screening Continued steroid therapy Follow-up Randomization 46 Strictly private and confidential 46 46 Commercially confidential information

OCS-02 Recap | First anti-TNFα eye drop for DED & Uveitis

Oculis

First biologic eye drop, with new mode of action for DED	▪ Next gen. ophthalmic drug to directly address core inflammation conditions in DED & Uveitis ocs-02: Anti-inflammatory & anti-necrosis (anti-TNFα) NCE
High potential commercial impact	▪ Underpenetrated market only 9% diagnosed pateints are treated and Unsatisfied market 13% experienced lasting relief[1] ▪ Total addressable US patient population for DED: ~10M[2]
Positive Phase 2 in both indications	▪ 3 clinical Phase 2 studies showed statistically significant, positive results on efficacy measures and good tolerability profile of OCS-02 in DED and Uveitis ▪ Biomarker as an upside has potential to further drive Phase 3 de-risking and unique commercial value proposition
Upcoming value inflection milestones	▪ DED: Phase 2b readout expected in 2024 ▪ Uveitis: Phase 2b readout expected in 2024

(1) Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops
(2) DED Disease and Landscape – DRG Report, Dec. 2020

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Q&A 48

OCS-05 in Neuroprotection Normal vision Early glaucoma Advanced glaucoma

OCS-05 First SGK2 neuroprotective candidate in ophthalmology

Oculis

First SGK neuroprotective ophthalmic candidate	▪ Disease modifying drug which protects and repairs neurons
High potential commercial impact	▪ Potential application in ophthalmology including Glaucoma, Geographic Atrophy, Diabetic Retinopathy, and corneal indications such as Neurotrophic Keratitis
Data supporting MoA and safety	▪ Preclinical data showing neuroprotection by preventing retinal ganglion cell death and improvement of function in MS[(1)] and AON[(2)] models ▪ Phase 1 study data demonstrated OCS-05 was well-tolerated in 48 healthy volunteers
Upcoming value inflection	▪ Proof-of-concept data readout in AON expected in 2024

(1) Multiple Sclerosis.
(2) Acute Optic Neuritis.

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OCS-05 | Candidate Overview

SGK-2 activator peptidomimetic small molecule with unique MoA for neuroprotection and potential applications in large ophthalmic disease areas

Disease modifying drug to protect and repair neurons

- Activates neurotrophic signalling pathways supporting neuronal survival and repair

Multiple potential applications:

- Glaucoma
- Dry AMD / Geographic Atrophy
- Diabetic Retinopathy
- Acute Optic Neuritis
- Neurotrophic Keratitis

Unique & Differentiated MOA

OCS-05 targets SGK as part of the neurotrophic factor signalling pathways triggering multiple beneficial affects on apoptosis, anti-oxidation and anti-inflammation



FOXO3
(+)
SGK
(-)
GSK3B
SGK promotes neuronal survival and anti-oxidant effects through FOXO3 and GSK3B
Neuron
OCS-05
(+)
(+)
NDRG1 induces Oligodendrocyte Precursor differentiation and myelination
OCS-05
SGK
NDRG1
Oligodendrocyte

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51

OCS-05 to meet critical unmet need in Glaucoma Large unmet need remains despite availability of effective IOP lowering drugs ̴ 80M people have Glaucoma worldwide – While SOC drugs reduce IOP (a risk factor), Current medications are insufficient: >20% reaching ~110M by 2040 there is no treatment to protect against of patients still go blind in at least 1 eye optic nerve damage after 10 years (1) Global number of Glaucoma patients (2) Cumulative incidences of blindness (millions of patients) 120 100 At least one eye SOC: 80 IOP 60 lowering OCS-05 Bilateral 40 20 0% 20% 40% 60% 0 after 10 years after 20 years 2020 2040 “Currently available therapies for Glaucoma only attempt to reduce intraocular pressure, the major risk factor, without addressing the associated Optic Neuropathy and (3) Retinopathy.” (3) “Development of Glaucoma neuroprotective treatment is therefore a pressing unmet medical need.” “…subset of patients with Glaucoma may have more aggressive disease and may be particularly susceptible to progression, possibly because of non-IOP-related factors that (4) contribute to retinal ganglion cell (RGC) death and vision loss.” (1) https://www.brightfocus.org/glaucoma/article/glaucoma-facts-figures (2) Peters D, Bengtsson B, Heijl A. Lifetime risk of blindness in open-angle glaucoma. Am J Ophthalmol. 2013;156:724–730 (3) Liu, Y., Pang, IH. Challenges in the development of glaucoma neuroprotection therapy. Cell Tissue Res 353, 253–260 (2013) Strictly private and confidential 52 52 (4) Malihi M, Moura Filho ER, Hodge DO, Sit AJ. Long-term trends in glaucoma-related blindness in Olmsted County, Minnesota. Ophthalmology. 2014;121:134–141 Commercially confidential information

OCS-05 | Promotes neuroprotection

Compelling data showing neuroprotection in Glaucoma and AON models

OCS-05, IVT and topical, shown to **prevent RGCs[3] damage** (the key element in Glaucoma vision loss)

OCS – 05 | H&E[4] for RGC[3] density at week 6[5]


Eyedrops
36.54
15.73
30.00
29.86
28.19
Sham control
Glaucoma
NGF (200µg/ml)
OCS-05 (200µg/ml)
OCS-05 (400µg/ml)
Intravitreal
Three OCS-05 injections (5µg/eye; once every two weeks)
26.7
21.8
25.8
Sham control
Glaucoma
OCS-05

High-pressure Glaucoma rat model of neurodegeneration without inflammation

OCS-05 shown to promote **improvement of clinical function** (disability due to vision loss) in experimental autoimmune encephalomyelitis model

OCS – 05 | Model of autoimmune AON and MS[5]


Clinical assessment (score)
Severe disabilities
Normal
5
4
3
2
1
0
Treatment initiation
Placebo
OCS-05 50 mpk
OCS-05 100 mpk
D1
D3
D5
D7
D9
D11
D13
D15
D17
D19
D21
D23
D25
D27
D29
D31
D33
D35
D37
D39
D41
D43
D45
D47

Experimental Autoimmune Encephalomyelitis model in mice

Other pre-clinical data:

- Reduced axonal loss and demyelination in chemical AON models (curative regimen) with sustained efficacy
- Reduce axonal loss in POAG models
- Reduce axonal loss and demyelination in inflammatory AON models

(1) Primary Open-Angle Glaucoma (POAG).
(2) Experimental autoimmune encephalomyelitis (EAE).
(3) Retinal ganglion cell (RGC).
(4) Hematoxylin and eosin (H&E) staining.
(5) Villoslada P. et al. Neurotherapeutics, published online: 27 February 2019.

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OCS-05 | Protects against loss of Retinal Ganglion Cells AON model: Short term study (5-day treatment, assessment at day 6) (1) Visual of RGC Protection Prevention of Retinal Ganglion Cell (RGC) loss Sham control % of Efficacy RGC 250 35.9 64.0 No loss 198 *** 200 ** 178 163 Placebo 144 150 Loss of RGC 100 50 OCS-05 70 mg/kg High loss 0 Sham control Path control BN201 BN201 OCS-05 OCS-05 More (35 mg/kg) (70 m (70 mg/ g/kg Kg) ) (35 RGC **p < 0.01 ; ***p < 0.001 compared to placebo mg/Kg) remain Lysolecithin induced demyelinating model in rat (model of acute optic neuritis) (1) Villoslada P. et al. Neurotherapeutics, published online: 27 February 2019 Sham control in healthy animals Strictly private and confidential Path control: Pathological control 54 54 Commercially confidential information Number of Ganglion cells/ 6 high power field

OCS-05 | ACUITY first-in-patients trial in AON

Paving the way to multiple indications



ACUITY PoC Study
paving the way to multiple indications
Discovery
Animal models
Phase 1
Ongoing
Acuity PoC Neuro-Retina
Acute Optic Neuritis (AON)
Glaucoma
Geographic Atrophy
Diabetic Retinopathy
CNS: Multiple Sclerosis (MS)
Cornea: Neurotrophic Keratitis

Phase 1: No drug-related side effects

- Randomized, double-blind, placebo-controlled, single and multiple ascending dose study of the safety, tolerability and PK of OCS-05 in adult healthy volunteers (UK, MHRA)
- Recruitment of 48 healthy volunteers (36 OCS-05, 12 placebo)

Phase 2a: First-in-Patients Trial in AON

- Objective to evaluate safety and efficacy of OCS-05 compared to placebo in patients diagnosed with a first unilateral AON of a demyelinating origin
- Randomized double-blind placebo-controlled, multicentre trial in Europe

Note: IND for OCS-05 on clinical hold in FDA pending identification of NOAEL.

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Commercially confidential information
55

OCS-05 recap | First SGK neuroprotective candidate in ophthalmology

Oculis

First SGK neuroprotective ophthalmic candidate	▪ Disease modifying drug which protects and repairs neurons ▪ Potential paradigm shift in treating major blinding diseases by acting directly on retinal neurons
High potential commercial impact	▪ Potential application in ophthalmology including Glaucoma, Geographic Atrophy, Diabetic Retinopathy, and corneal indications such as Neurotrophic Keratitis
Data supporting MoA and safety	▪ Preclinical data showing neuroprotection by preventing retinal ganglion cell death and improvement of function in MS[(1)] and AON[(2)] models ▪ Phase 1 study data demonstrated OCS-05 was well-tolerated in 48 healthy volunteers
Upcoming value inflection	▪ Proof-of-concept data readout in AON expected in 2024

(1) Multiple Sclerosis.
(2) Acute Optic Neuritis.

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Commercially confidential information
56

Q&A 57

Summary 58

Proven track record of efficient capital deployment and execution of key milestone opportunities

Oculis

Business Milestones

< 2016 - 2017

OCS-01
Optireach® animal & human POC

2018 - 2019

OCS-01
Optireach® clinical validation in DME/retina and Oc Sx

2020

OCS-02
Biologic eye drop Novartis in-licensing

2021

OCS-01
Positive EoP2 with FDA for DME and Ocular Sx commenced Phase 3 studies

OCS-02
Technical development advancement

2022

OCS-05
Neuroprotective disease modifying technology in-licensing

Financing

Series A	Series B1	Series B2	Series C
~US $5m	~US $20m	~US $25m	~US $60m
BRUNNUR, Silfurberg ehf	NVF, PIVOTAL bioventure partners, BAY CITY CAPITAL	TEKLA Capital Management LLC, NAN FUNG LIFE SCIENCES 南豐生命科技, EARLYBIRD	BVCF, W, vi, 汇鼎 HYFINITY

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59

European Biotech Acquisition Corp. ("EBAC") expects to enter into a definitive agreement to merge with Oculis

Oculis

Transaction Overview

- EBAC (NASDAQ: EBAC) to combine with Oculis at a $218 million pro forma enterprise value [1,2,3,4]
- Transaction to be funded through a combination of EBAC's $128 million Cash in Trust[1] and $76 million of committed PIPE financing[5]
- EBAC sponsor to retain 2.8 million founder shares[2]
- Existing shareholders of Oculis to roll 100% of holdings and maintain ~47% pro-forma ownership in the combined company[2]

✓ **Transaction proceeds to Oculis will fund the continued clinical development of pipeline products, as well as for working capital and other general corporate purposes**

EBAC is a compelling SPAC partner for Oculis

✓ Supported by Life Sciences Partners, one of Europe's largest and most experienced healthcare investment firms

✓ Track record going back 30 years, Life Sciences Partners has raised more than €3 billion, and invested in over 150 private companies

✓ 17 successful exits in the last 5 years, including 6 IPOs

✓ Life Sciences Partners is a value-added partner to Oculis with a global portfolio of assets and relationships

(1) Assumes no redemptions from EBAC Trust. Excludes interest earned in the Trust. SPAC cash amount subject to change depending on actual interest earned. Approximately $7m in non-redemption agreements committed from existing EBAC investors at announcement.
(2) Pro forma share count includes 20.3m seller's rollover shares, 12.8m EBAC public shares, 7.6m PIPE shares and 2.8m Sponsor Shares (including 1.6m of at-risk capital). Excludes impact of ~4.25m EBAC Public Warrants, ~0.15m Private Placement Warrants, 4m Seller Earn-out Shares and Proposed New Equity Incentive Plan.
(3) Oculis cash position of $28.8m as of the end of Q3 2022.
(4) Based on Company Equity Value under the terms of the BCA, with a pro-forma number of approximately 20.3m shares to be issued to Oculis shareholders as rollover equity.
(5) $12.7m of the PIPE financing is in the form of a convertible loan agreement at zero percent interest and convertible at closing.

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Oculis Intellectual Property Rights Strong IP and market exclusivity Patent Categories Data Exclusivity Last to expire Formulation Manufacturing n/a OCS-01 2040 Methods of use 2037 US biosimilar exclusivity for 12 Product (further patents in years and similar in other OCS-02 Methods of use preparation) jurisdictions Up to 7 years in US based on 2040 Product orphan drug designation and OCS-05 (further patents in Methods of use similar in other jurisdictions preparation) Strictly private and confidential 61 61 Commercially confidential information

Transaction overview

Oculis

PIPE Financing

- Implied post-money enterprise value of $218 million
- $76 million of committed PIPE financing[1] led by LSP 7
- To fund the continued clinical development of pipeline products, as well as for working capital and other general corporate purposes

Pro-Forma Ownership[2]



7%
17%
47%
29%
Seller's Rollover Equity
EBAC Public Shareholders
PIPE Investors
Sponsor Shares

Illustrative Pro-Forma Valuation ($m)

Share Price	$10.00
Pro-Forma Shares Outstanding[2]	43.5
Equity Value	**$435**
(-) Target Net Cash[3]	($29)
(-) Net Cash to Balance Sheet[4]	($189)
Pro-Forma Enterprise Value	**$218**

Sources of Funds ($m)

EBAC Cash in Trust[4]	$128
PIPE Proceeds	$76
Rollover Equity	$203
Total sources	**$407**

Uses of Funds ($m)

Rollover Equity[5]	$203
Cash to Balance Sheet	$189
Transaction Fees (est.)	$15
Total uses	**$407**

(1) $12.7m of the PIPE financing is in the form of a convertible loan agreement at zero percent interest and convertible at closing.
(2) Pro forma share count includes 20.3m seller's rollover shares, 12.8m EBAC public shares, 7.6m PIPE shares and 2.8m Sponsor Shares (including 1.6m of at-risk capital). Excludes impact of ~4.25m EBAC Public Warrants, ~0.15m Private Placement Warrants, 4m Seller Earn-out Shares and Proposed New Equity Incentive Plan.
(3) Oculis cash position of $28.8m as of the end of Q3 2022.
(4) Assumes no redemptions from EBAC trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on actual interest earned. Approximately $7m in non-redemption agreements committed from existing EBAC investors at announcement.
(5) Based on Company Equity Value under the terms of the BCA, with a pro-forma number of approximately 20.3m shares to be issued to Oculis shareholders as rollover equity.

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Financing: Anticipated Use of Net Proceeds Overview

Oculis

~$100m[1] to drive multiple value catalysts



General & commercial 20%
OCS-01 35%
OCS-05 15%
OCS-02 30%

Use of Proceeds	Value Driver	US $m	Purpose
OCS-01	NDA & DME Phase 3 Execution	$35	▪ DME NDA enabling
OCS-02	Phase 3 Readiness In DED and Uveitis	$30	▪ OCS-02 technical development EoP 2 and Phase 3 readiness
OCS-05	AON PoC, NK, GA, Glaucoma Dev.	$15	▪ Novel technology development, IND enabling and neuroprotection pre-clinical and clinical validation
General business including commercial readiness		$20	▪ Phased OCS-01 Oc Sx commercial readiness
Total		**$100**	

(1) Minimum cash condition.

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Recap: Uniquely positioned to build significant value

Oculis

Advanced and diversified product portfolio

- Advanced pipeline with 2 Phase 3 and 2 Phase 2b indications
- 10+ Innovative and differentiated clinical and preclinical programs

Poised to deliver innovative therapies

- 1st Retina eye-drop for Diabetic Macular Edema (DME)
- 1st Biologic eye-drop for Dry Eye Disease (DED)
  (upside potential from biomarker-driven precision medicine approach)
- 1st Neuroprotective agent for neuro-retina treatment

Significant commercial potential

- Targeting critical unmet needs in 3 major ophthalmology segments

Near-term value inflection points expected

2023

- OCS-01 Ocular Surgery Phase 3 readout
- OCS-01 DME Phase 3 (Stage 1) readout

2024

- OCS-01 Ocular Surgery NDA
- OCS-01 CME(1) PoC readout
- OCS-02 DED Phase 2b readout
- OCS-02 Uveitis Phase 2b readout
- OCS-05 AON(2) PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

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Our Purpose To drive innovation to save sight and improve eye care Strictly private and confidential 65 65 Commercially confidential information